Sogecable

SECRETARIA GENERAL

Avenida de los Artesanos, 6
28760 Tres Cantos - Madrid
Tel: (34-91) 736.70.22
Fax: (34-91) 736.89.05

SUPPL 82-4981

A/To:	**Mr. Paul Dudek – Office of International Corporate Finance Securities and Exchange Commission**
No. Fax:	**1.202.942.96.24**
C/c	
De/From:	**Mr.. Iñigo Dago**
No. Fax:	**91-736.89.05**
Fecha/Date:	**12/11/02**

02055927

No.de páginas:(incluída esta):
No. of pages (incl. this one): 20

Sogecable

Rule 12g3-2(b) nº: (82-4981)

Office of International Corporate Finance,
Securities and Exchange Commission
450 Fifth Street, N,W.
Washington, D.C. 20549
U.S.A.

November 12, 2002

Rule 12g3-2(b) Exemption of Sogecable S.A.

Dear Sirs,

Please find enclosed the following information on SOGECABLE, S.A., which is furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act") and which updates the information enclosed with the previous letters, the last of which was dated September 11, 2002.

I. DISCLOSURE OF RELEVANT EVENTS AND OTHER COMMUNICATIONS FILED WITH THE SPANISH SECURITIES COMMISSION.

(i) Notice issued on 19 June, 2002 regarding the resignation as member of the Board of Directors of Mr. Luis Lobón Gayoso.

(ii) Notice issued on 17 September, 2002 regarding the resignation as a Vice-president of the Board of Directors and member of the Executive Commission of Mr. Pierre Lescure, been nominated Mr. Xavier Couture to fill the vacant seat so was named Vice-president of the Board of Directors and member of the Executive Commission of SOGECABLE, S.A.

II. REPORTS FILED WITH THE SPANISH SECURITIES COMMISSION

(I) The third quarterly report of 2002.

The information set forth in this letter and enclosed herewith is being furnished with the understanding (i) that the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended (the ***Act***), and (ii) that neither this letter nor the furnishing of the enclosed constitutes an admission for any purpose that Sogecable, S.A. is subject to the Act.

Yours faithfully,

D. Iñigo Dago
General Secretary
SOGECABLE, S.A.

Rule 12g3-2(b) nº: (82-4981)
Enclosure I (ii)

June 19, 2002

COMMUNICATION OF RELEVANT INFORMATION

The Board of Directors Meeting held yesterday, has accepted the resignation of Mr. Luis Lobón Gayoso as a member of the Board of Directors.

Rule 12g3-2(b) nº: (82-4981)
Enclosure I (i)

September 17, 2002

COMMUNICATION OF RELEVANT INFORMATION

The Board of Directors Meeting held today has accepted the resignation of Mr. Pierre Lescure as a Vice-president and member of the Board of Directors Meeting and the Executive Commission of the Company. In condition of the faculty recognized in the article 138 of the Law of Stock Companies, was appointed in his place, Mr. Xavier Couture, who will fill the position of Vicepresident, as well as the member of the Executive Commission of Sogecable, S.A.Xavier Couture has been nominated to fill the vacant seat so Mr. Couture has been named Vice-presidente of the Board of Directors and member of the Executive Commission of SOGECABLE, S.A.

SECRURITY REFERENCE

GENERAL

QUARTERLY ADVANCE OF RESULTS CORRESPONDING TO:

QUARTER 30-SEP **YEAR** 2002

Registered Company Name:
SOGECABLE, S.A.

Registered Address:
AVDA. DE LOS ARTESANOS, 6 - 28760 TRES CANTOS (MADRID)

TAX I.D. Nº
A/79114815

Persons assuming responsibility for this information, the positions the occupy and identification of the powers they hold by virtue of which they represent the company::

Firma:

INIGO DAGO ELORZA - General Secretary. Powers of representation, according to the public deed dated 26/02/2001, registration nº 655.

FERNANDO MARTINEZ ALBACETE- Economic-Financial Director. Power of representation according to the public deed dated 30/10/2001, protocol no. 3.475

A) QUARTTERLY ADVANCE OF RESULTS

Units: Thousands of Euros

		INDIVIDUAL		CONSOLIDATED	
		Current Financial Year	Previous Financial Year	Current Financial Year	Previous Financial Year
NET AMOUNT OF BUSINESS FIGURE (1)	0800	504.109	490.331	721.804	732.817
PRE-TAX RESULT	1040	-60.643	22.797	-118.468	-2.341
RESULT AFTER TAX	1044	-58.065	4.699	-56.027	1.281
Results attributable to external partners	2050			287	3.497
RESULTS FOR THE FINANCIAL YEAR ATTRIBUTABLE TO THE PARENT COMPANY	2060			-55.740	4.779
PAID UP CAPITAL	0500	194.048	194.048		
AVERAGE NUMBER OF EMPLOYEES	3000	939	977	1.610	1.682

B) evolution of the business

(Although in summarised form due to the synthetic nature of this quarterly information, the comments included in this section should allow investors to form an adequate opinion of the activity developed by the company and the results obtained for the period covered by this quarterly information, as well as the

SEE ANNEXE I

B) EVOLUTION OF THE BUSINESS (continuation)
(Although in summarised form due to the synthetic nature of this quarterly information, the comments included in this section should allow investors to form an adequate opinion of the activity developed by the company and the results obtained for the period covered by this quarterly information, as well as the financial and patrimonial situation and other esential details concerning the general running of the company business).

SEE ANNEXE I

NOTE: If the space reserved here for the table is insufficient for the explanations requested, the company may add however many additional pages necessary.

III. PRESENTATION BASES AND VALUATION NORMS

(In the drawing up of the data and information of a financial-accounting nature included in this periodical public document, the principles, valuation norms and accounting criteria in force for drawing up information of a financial-accounting nature to be incorporated into the annual accounts and intermediate financial reports relating to the sector that the entity belongs to shall be applied. If, exceptionally the generally accepted accounting principles and criteria required by the corresponding norm in force have not been applied, this fact shall be indicated with sufficient cause given. It shall be necessary to explain the influence that the lack of application thereof may have on the patrimony, the financial situation and the results of the company or its consolidated group. In addition, and withe a similar scope to the foregoing, mentioned should be made of and comment made upon the modifications that, as appropieate and being related to the latest audited annual accounts, may have taken place in the accounting criteria used in the drawing up of the information that is attached. If the same principles, criteria and accounting policies that were used in the last annual accounts are applied, and if they correspond to the terms of the accounting norms in force that may apply to the entity, this shall be expressly indicated).

In the half-yearly information presented relating to the average number of employees in the consolidated group, both for the first half of the financial year 2002 and the financial year 2001, those personnel contracted through campaigns by the group company CATSA are excluded, in the same way that this information is presented in the consolidated annual accounts corresponding to the previous financial years.

The average of people employed in the consolidated group that is presented in the quarterly information, as of the third quarter of 2002 fiscal year as the 2001 fiscal year, excludes the unexpected employees engaged by campaigns from a company of CATSA group, just as this information is presented in the consolidated annual accounts of the last fiscal years.

NOTE: If the space reserved here for the table is insufficient for the explations requested, the company may add however many additional pages necessary.

D). DIVIDENDS DISTRIBUTED DURING THE PERIOD

(The dividends distributed since the beginning of the financial year will be mentionded).

		% on Nominal	pesetas per Share	Amount (million of pesetas)
1. Ordinary Shares	3100			
2. Preferential Shares	3110			
3. Shares without Voting Rights	3120			

Additional information about the distribution of dividends (on account, complementary, etc.)

SOGECABLE, S.A. HAS NOT DISTRIBUTED ANY DIVIDENDS

E) SIGNIFICANT INFORMATION (*)

		SI	NO
1. Acquisition or transfer of shares of the capital of companies quoted on the stock exchange obliged to be communicated in accordance with Article 53 of the LMV (5% and multiples)	3200		X
2. Acquisition of own holdings obliged to be communicated according to the additional provision 1ª of the LSA (1%)	3210		X
3. Other significant increases and decreases of fixed assets (shareholdings greater than 10% in non-listed companies, relevant material investments or sales of shares, etc.	3220		X
4. Increases of decreases in capital stock or of the value of the shares	3230		X
5. Issues, reimbursements or cancellations of loan capital	3240		X
6. Changes in the Director on the Board of Directors.	3250	X	
7. Modifications in the Bylaws	3260		X
8. Conversions, mergers or spin-offs	3270		X
9. Changes in the institutional regulations of the sector with significant repercussions on the financial situation of the company or Group.	3280		X
10. Court cases, litigation or disputes that may significantly affect the patrimonial situation of the company or Group.	3290		X
11. Tenders for contracts, suspension of payments, etc.	3310		X
12. Special agreements on limitations, assignments or partial or total surrender of the political or economic rights of the shares of the company..	3320		X
13. Strategic agreements with national or international groups (exchange of share blocks, etc.).	3330		X
14. Other significant information.	3340		X

(*) Mark with an "X" the corresponding box, adding if affirmative an explanatory annexe in wihich the date of communication to the CNMV and SRVB are detailed.

F) EXPLANATORY ANNEXE OF SIGNIFICANT INFORMATION

Point 6 .- (Relevant information on September 17th, 2002)

The Board of Directors Meeting held 17 September, 2002, it has been accepted the resignation of Mr. Pierre Lescure, as a Vice-president and member of the Board Meeting and the Executive Commission of the Company. In condition of the faculty recognized in the article 138 of the Law of Stock Companies, was appointed in his place, Mr. Xavier Couture, who will fill the position of Vicepresident, as well as the member of the Executive Commission of Sogecable, S.A.

NOTE: If the space reserved here for the table is insufficient for the explanations requested, the company may add however many additional pages necessary.

Sogecable

RELEVANT EVENTS

Via Digital Integration agreement

During the third quarter of 2002, the Spanish authorities went forward in the analysis of the integration of Vía Digital in Sogecable, as proposed in the agreement reached between Sogecable and Telefónica on May 8th 2002. The final decision is to be taken by the Government of Spain and should be issued before December 14th 2002. Should the deal be approved, Vía Digital's shareholders would be integrated in Sogecable through a capital increase of up to 28.98 million shares.

New Sogecable Group premises

On September 17th 2002, Sogecable's new premises located at Tres Cantos –close to Madrid, were inaugurated. The new facilities cover 42,000 square metres, host seven television studios and more than 16,000 square metres of technical areas. Investment in both building and equipment added up to less than 2,100 euros per square metre. In this building, Sogecable integrates the activities that were previously spread over ten different locations, with a rental cost of 6.4 million euros in 2001. These premises bring a rationalisation of the Group's activities, a technological update, and a saving in costs.

Replacement of subscription smart cards

Since the month of April 2002, the new conditional access system and the replacement of smart cards carried out by Canal Satélite Digital avoid any fraudulent reception of the services. Since these measures were taken, subscriptions to premium offers have increased as well as purchases of pay-per-view services. On the other hand, an increase in subscription cancellations has been observed.

New price for the basic package

On October 1st 2002, Canal Satélite Digital launched its basic package at 22 euros a month, reducing by 9 euros its previous price. Through this measure, Sogecable seeks to increase its market penetration by targeting new market segments. Once the competitive environment has softened and fraud has been erased from the service, these new subscribers will become a source of profitable growth for Canal Satélite Digital.

Repayment of Canal Satelite Digital's syndicated loan

In August 2002, Canal Satélite Digital repaid the 223 million euros outstanding in the syndicated loan that it obtained in February 1998 to fund its launching. At the same time, a new bank facility was signed to favour the restructuring of Sogecable Group's debt in the event that the integration of Via Digital is completed.

SUBSCRIBERS

As of September 30th 2002, Sogecable has more than 1,925,000 subscribers, 64% of which were digital. At the end of the third quarter of 2001, digital subscribers stood for 59% of Sogecable's clients.

CANAL+

CANAL+ keeps attracting most of the pay-tv subscribers in Spain. The digital version of Canal+ increased its subscriber number by 145,000 over the last twelve months, reaching 94% of Canal Satélite Digital's own client base, versus 85% of which chose offers including CANAL+ as of September 30th 2001.

	30-Sep-02	30-Sep-01	30-Sep-00	09/02 vs 09/01	09/01 vs 09/00
TOTAL CANAL+	**1,855,193**	**1,837,469**	**1,778,048**	**17,724**	**59,421**
Canal+ Digital	1,163,752	1,018,761	857,163	144,991	161,598
Canal+ Analogue	691,441	818,708	920,885	-127,267	-102,177

The terrestrial service of CANAL+ adds up to 691,000 subscribers and remains as a very relevant player in Spain's pay-tv market.

CANAL SATELITE DIGITAL

As of September 30th 2002, CANAL SATELITE DIGITAL reached 1,234,000 subscribers. Over the last months, both former clients and new subscribers continued to choose its most complete offerings.

	30-Sep-02	30-Sep-01	30-Sep-00	09/02 vs 09/01	09/01 vs 09/00
CANAL SATÉLITE DIGITAL	**1,233,977**	**1,192,565**	**959,668**	**41,412**	**232,897**
Premium subscribers	1,163,752	1,018,761	857,163	144,991	161,598
Basic subscribers	70,225	173,804	102,505	-103,579	71,299

After the illegal reception of the services was erased, the quality of the business has increased considerably, showing essentially in three main lines:

1. At the end of the third quarter of 2002, 94% of the clients choose premium subscriptions, which implies 145,000 additions in the past twelve months. As of September 30th 2001, 85% of the subscriber base took premium offerings.

2. Pay-per-view sales increased sharply in the past few months, since the smart cards were replaced. During the month of September 2002, total pay-per-view sales were up 47.6% versus the same month of last year. Within this figure, pay-per-view football sales represented an even higher increase, mounting up to 60% more than last year.

3. On the other hand, since fraud is no longer possible, the cancellation of subscriptions was higher than traditionally during the summer months. Most of these cancellations took place in the basic packages, reducing the basic take-up down to 5.7% of Canal Satélite Digital's subscribers.

FINANCIAL RESULTS

THIRD QUARTER CONSOLIDATED FINANCIAL STATEMENTS 3Q 2002 & 3Q 2001 (July-September)

	3T 2002 Euro MM	3T 2001 Euro MM	dif Euro MM	% var
TOTAL REVENUES	**229.6**	**240.0**	**-10.4**	**-4.4%**
Net Turnover	227.2	237.9	-10.6	-4.5%
Subscribers	*188.1*	*183.6*	*4.5*	*2.4%*
Advertising	*5.9*	*6.0*	*-0.1*	*-2.2%*
Other	*33.2*	*48.2*	*-15.0*	*-31.1%*
Other operating revenues	2.4	2.2	0.2	9.0%
OPERATING EXPENSES	**188.6**	**194.7**	**-6.1**	**-3.1%**
Purchases	103.6	113.0	-9.4	-8.3%
Personnel expenses	23.2	22.8	0.4	1.8%
Other operating expenses	61.7	58.9	2.8	4.8%
EBITDA	**41.0**	**45.4**	**-4.3**	**-9.5%**
Depreciation and amortisation	30.2	40.8	-10.6	-26.0%
OPERATING INCOME/LOSS (EBIT)	**10.8**	**4.5**	**6.3**	**138.8%**
Financial results	-8.0	-6.9	-1.1	16.2%
Share in results of companies carried by the equity method	-5.0	-8.0	3.0	-38.0%
Amortisation of goodwill	-0.4	-0.6	0.2	-39.1%
INCOME/LOSS ON ORDINARY ACTIVITIES	**-2.5**	**-11.0**	**8.5**	**-77.3%**
Extraordinary results	-44.3	-1.2	-43.2	n.a.
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-46.8**	**-12.1**	**-34.7**	**n.a.**
Corporate income tax	-4.7	-7.4	2.7	-36.7%
CONSOLIDATED INCOME/LOSS	**-42.1**	**-4.7**	**-37.4**	**n.a.**
Income/Loss attributed to minority interests	-1.4	-2.0	0.6	-30.7%
INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY	**-40.7**	**-2.7**	**-38.0**	**n.a.**

Sogecable

CONSOLIDATED FINANCIAL STATEMENTS AS OF 30th SEPTEMBER 2002 & 2001 (January-September)

	3T 2002 Euro MM	3T 2001 Euro MM	dif Euro MM	% var
TOTAL REVENUES	**726.9**	**737.2**	**-10.3**	**-1.4%**
Net Turnover	721.8	732.8	-11.0	-1.5%
Subscribers	*582.9*	*553.3*	*29.0*	*5.2%*
Advertising	*25.6*	*28.7*	*-3.1*	*-10.8%*
Other	*113.8*	*150.8*	*-36.9*	*-24.5%*
Other operating revenues	5.1	4.4	0.7	16.5%
OPERATING EXPENSES	**638.1**	**623.2**	**14.9**	**2.4%**
Purchases	373.9	359.5	14.4	4.0%
Personnel expenses	76.3	72.1	4.1	5.7%
Other operating expenses	188.0	191.6	-3.6	-1.9%
EBITDA	**88.8**	**114.0**	**-25.2**	**-22.1%**
Depreciation and amortisation	90.5	111.0	-20.5	-18.5%
OPERATING INCOME/LOSS (EBIT)	**-1.7**	**3.0**	**-4.6**	**-156.0%**
Financial results	-19.8	-20.2	0.5	-2.3%
Share in results of companies carried by the equity method	-24.0	-22.5	-1.5	6.7%
Amortisation of goodwill	-1.3	-1.9	0.6	-33.3%
INCOME/LOSS ON ORDINARY ACTIVITIES	**-46.7**	**-41.7**	**-5.0**	**12.1%**
Extraordinary results	-71.8	39.3	-111.1	n.a.
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-118.5**	**-2.3**	**-116.1**	**n.a.**
Corporate income tax	-62.4	-3.6	-58.8	n.a.
CONSOLIDATED INCOME/LOSS	**-56.0**	**1.3**	**-57.3**	**n.a.**
Income/Loss attributed to minority interests	-0.3	-3.5	3.2	-91.8%
INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY	**-55.7**	**4.8**	**-60.5**	**n.a.**

Sogecable

SOGECABLE'S CONSOLIDATED BALANCE SHEETS

ASSETS	September 30th 2002	December 31st 2001
Start-up expenses	28,665	39,357
Intangible assets	256,305	259,206
Tangible fixed assets	262,756	269,100
Long-term financial investments	360,347	417,476
Shares of the controlling company	701	701
FIXED AND OTHER NONCURRENT ASSETS	**908,774**	**985,840**
GOODWILL IN CONSOLIDATION	**2,311**	**3,606**
DEFERRED CHARGES	**106,571**	**89,393**
Inventories	155,114	164,876
Accounts receivable	305,660	285,866
Short-term financial investments		2,742
Cash	9,648	6,317
Accrual accounts	61,576	49,030
CURRENT ASSETS	**531,988**	**508,831**
TOTAL ASSETS	**1,549,654**	**1,587,670**

SHAREHOLDERS' EQUITY AND LIABILITIES	September 30th 2002	December 31st 2001
Capital stock	194,048	194,048
Additional paid-in capital and other reserves	158,530	154,926
Reserves at consolidated companies	1,231	-2,426
Income / Loss for the year	-55,740	2,798
SHAREHOLDERS' EQUITY	**295,607**	**349,346**
MINORITY INTERESTS	**40,042**	**31,634**
DEFERRED REVENUES	**1,453**	**23,510**
PROVISIONS FOR CONTIGENCIES AND EXPENSES	**46,943**	**9,869**
Long-term payables to financial entities	237,274	363,661
Other long-term accounts payable	24,793	89,748
LONG-TERM DEBT	**262,067**	**453,409**
Short-term payables to financial entities	378,574	258,472
Trade accounts payable	403,373	361,016
Other non-trade debts	76,907	46,718
Accrual accounts	44,688	53,696
CURRENT LIABILITIES	**903,542**	**719,902**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1,549,654**	**1,587,670**

BUSINESS EVOLUTION

Subscription revenues

Subscription revenues already represent 80.7% of Sogecable's Net Turnover, growing by 29.0 million euros versus the first nine months of 2001. The higher average revenue per subscriber was the main driver behind that growth. The average revenue increases as the take-up of the most complete offerings of Canal Satélite Digital increase, and as analogue clients continue moving to the digital service.

Advertising revenues

Advertising revenues, affected by the general situation of this market, reached similar figures as achieved in the third quarter of 2001. During the first nine months of the year, advertising revenues decreased by 3.1 million euros versus 2001, notably in the first quarter.

Other revenues

The release of the film "The Others" generated revenues of 17.4 million euros in the third quarter of 2001. These revenues generated 14.0 million euros of EBITDA and 4.5 million euros of EBIT in that period.

As of September 30th 2002, accumulated revenues from sublicensing pay-per-view rights to other operators reached 28.0 million euros, compared to 54.1 million euros achieved in the first nine months of 2001. This decline is due to the reduction of 26.0 million euros observed in the first semester of 2002. In terms of EBITDA this line contributed with 20.3 million euros in the first nine months of 2002, versus 41.2 million euros at the end of the third quarter of 2001.

Combining these both effects, the Other Revenues reached 33.2 million euros in the third quarter of 2002 versus 48.2 million euros in the same period of 2001. As of September 30th 2002, the accumulated Other Revenues amount to 113.8 million euros in comparison to 150.8 million euros in the first nine months of 2001.

Operating expenses

The accumulated operating expenses reached 638.1 million euros, versus 623.2 million euros as of September 30th 2001. The line of Purchases is the main reason for that growth, growing by 12.1 million euros from last year. Nevertheless, in the third quarter of 2002, the operating expenses had a 3.1% decline versus the ones incurred in the previous year.

Operating results

In the third quarter of 2002 EBITDA reached 41.0 million euros, versus 45.4 million euros obtained in the same period of 2001. As of September 30th 2002, accumulated EBITDA reflects profits of 88.8 million euros, versus 114.0 million euros one year earlier.

EBIT shows the improving trend in the Group's operating lines reaching 10.8 million euros in the third quarter of 2002, versus 4.5 million euros in 2001.

Extraordinary results

On September 25th 2002, Canal+ Group announced an agreement to sell its stake in the company Canal+ Technologies to Thomson Multimedia for 190 million euros. Even though the deal has not been completed and is currently being reviewed by different antitrust authorities, Sogecable has registered a 41.5 million euros provision in order to update the valuation of its stake in this company. This provision is included in the 2002 third quarter Extraordinary Results.

In the second quarter of 2002, Sogecable achieved a 27.5 million euros gain on anticipated taxation on capital gains, booked in the Corporate Income Tax line. Sogecable also registered a provision to fully offset the positive impact of this profit in the Extraordinary Results line.

In the first semester of 2001, Sogecable obtained extraordinary profits of 40.5 million euros through the sale of a 45% stake of Sogepaq.

Net result

The Net Consolidated Result Attributed to the Controlling Company in the third quarter of 2002 shows losses of 40.7 million euros in comparison to losses of 2.7 million euros in 2001. As of September 30th 2002, the accumulated Net Consolidated Result Attributed to the Controlling Company for the first nine months of 2002 is a loss of 55.7 million euros compared to profits of 4.8 million euros in 2001. The above mentioned impacts in Extraordinary Results -the provisions accounted for in 2002 and the extraordinary profits of 2001-, are the most relevant differences.

Net debt

As of September 30th 2002, Sogecable's consolidated net debt is 606.2 million euros. This figure represents a reduction of 6.9 from the amounts as of December 31st 2001 and a reduction of 43.5 million euros versus the previous quarter. Over the third quarter of 2002, Canal Satélite Digital has repaid its former syndicated loan and obtained a new facility that will contribute to the restructuring of Sogecable Group's financing vehicles.